UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ZIPREALTY, INC.

(Name of Subject Company)

ZIPREALTY, INC.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

98974V 107

(CUSIP Number of Class of Securities)

Charles C. Baker

President and Chief Executive Officer

ZipRealty, Inc.

2000 Powell Street, Suite 300

Emeryville, CA 94608

(510) 735-2600

With copies to:

Brett Cooper

Richard V. Smith

Orrick, Herrington & Sutcliffe LLP

The Orrick Building

405 Howard Street

San Francisco, California 94105

(415) 773-5700

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications relating to the proposed acquisition of ZipRealty, Inc. (“ZipRealty”) by Realogy Group LLC (“Realogy”) pursuant to the terms of an agreement and plan of merger, dated July 15, 2014, by and among ZipRealty, Realogy and Honeycomb Acquisition, Inc., a direct wholly-owned subsidiary of Realogy, that were first used or made available on July 15, 2014:

Exhibit	Document

99.1	Script of July 15, 2014 ZipRealty Investor Call

99.2	Script of July 15, 2014 Realogy Investor Call

99.3	Q&A to ZipRealty Agents

99.4	Form of letter to ZipRealty Agents in Non-NRT Markets

99.5	Form of letter to ZipRealty Agents in NRT Markets

99.6	Letter to ZipRealty Employees

99.7	Letter to ZipRealty Agents

Information About Forward-Looking Statements

This communication contains forward-looking statements. These forward-looking statements reflect the views of the management of ZipRealty, Inc. (“ZipRealty”) regarding current expectations and projections about future events and the ability of ZipRealty to complete the transactions contemplated by the merger agreement, including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the merger agreement, and are based on currently available information. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed, implied or forecasted in any such forward-looking statements. Expressions of future goals and similar expressions including, “may,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “intends,” “believes,” “estimates,” “predicts,” “potential,” “targets,” or “continue,” reflecting something other than historical fact are intended to identify forward-looking statements. The proposed transaction has not closed, and the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the possibility that disruption from the transaction may adversely affect ZipRealty’s relationships with its customers, business partners, employees or independent sales associates; the conditions to the completion of the transaction may not be satisfied in a timely manner or at all; and the other factors described in ZipRealty’s most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K filed with the Securities and Exchange Commission. Unless required by law, ZipRealty undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of ZipRealty or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”) by Realogy Group LLC (“Realogy”) and Honeycomb Acquisition, Inc., an indirect wholly-owned subsidiary of Realogy, and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by ZipRealty. The offer to purchase shares of ZipRealty’s common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. ZipRealty investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement.